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Exhibit 4.5

EMPLOYMENT AGREEMENT

        The following Agreement was concluded on this date

        by and between

        Peter Darpö (hereinafter referred to as Employee),

        and

        Findexa Group AS (hereinafter referred to as the Company).

1.    Job Title and Date of Assignment

        The Employee shall take up his position as Chief Executive Office (Administrerende Direktør) in the Company as from 01.12.01 (Date)

2.    Place of Work

        At present the place of work is at the Company's Office in Oslo

3.    Working Time

        The working time is in accordance with the Company rules.

4.    The Work Performance

        The Employee shall carry out all working operations which has connection with his position, including the duties set out for the CEO in the Norwegian Companies Act.

        The Employee undertakes to follow the applicable instructions and directives of the Company and any other group company at all times.

        The Employee shall undertake a board position in the Company and other group companies without separate payment.

5.    Salary and other benefits

        The annual salary from the date when employment under this contract commences will be NOK 2,000.000.-. The salary is to be paid on the Company's pay day each month with NOK 166,667.-. The Employee will not be paid any overtime or traveling time supplement.

        There will be a yearly salary review by January 1, first time January 1, 2003.

        The employee is entitled to the following benefits:

Company car:	Agreements regarding car arrangement according to the Company rules.
Telephone:	Free phone and equipment in connection with home office including use, and free mobile telephone.
Newspapers:	3 newspapers.
School fees:	The Company will pay the school fees for the Employee's son by a gross salary payment, net equal to the fee.

        If the monthly salary is not correctly calculated, the Company may make necessary corrections, hereunder deductions in the salary, the following month.

6.    Salary Protection during Illness, Maternity and Adoption Leave

        In the event of illness, maternity and adoption leave the Employee is entitled to salary and other benefits according to the Company rules.

7.    Pensions and Insurances

        The Employee is entitled to pension benefits beyond the general conditions in the ordinary occupational pension according to separate agreement enclosed to this agreement. (The terms of this agreement to be the same as the Employee has in the agreement of January 20, 2000 with Telenor ASA.)

        The Company will also provide Accident Insurance, Life Insurance and Travel Insurance in accordance with the Company guidelines applicable at any given time. In addition, present illness insurances and hospital memberships will continue according to Company rules.

8.    Vacation Days and Holiday Allowance

        The number of paid vacation days shall be in accordance with the Holiday Act and present Company rules. The holiday allowance is 12%, and in accordance with the Paid Holiday Act it will be paid in June instead of salary for this month.

9.    Other Assignments

        From the date of taking up his position, the Employee shall devote his full working capacity to the Company. The Employee cannot, during his employment with the Company, have any other position or post, whether paid or unpaid, without the consent of the Company, unless it is obvious that this is not a disadvantage to the Company or any other group or affiliated company nor in any way endangers the interests of the Company or any other group or affiliated company.

10.  Confidentiality etc.

        While employed and at any time thereafter, the Employee undertakes to refrain from passing on to any third party any business secrets or any other confidential information of any nature of which he may become aware in connection with his work for the Company or any other group or affiliated company. Business secrets are deemed to include internal product specifications, calculations, costing, marketing strategies, customer information, contracts, etc.

        The Employee is aware that any breach of this duty of silence, in the course of the employment or after its termination, may entail liability for compensation. A breach of this provision may furthermore provide a basis for notice to leave or for dismissal.

11.  Intellectual Property

        Any intellectual property which may have been developed by the Employee in the course of his employment shall, without any separate consideration, become the property of the Company.

12.  Competition—restraint on / ban against

        The Employee undertakes not to take employment nor participate in any way in the business that is operating, or likely to be operating, in a material way, in direct competition with the Company in any jurisdiction where the Company has operations for up to 6 months from date of termination of employment, calculated from the end of the notice period, cfr. Article 13, even if the parties come to an understanding after which the Employee shall leave the employment before the end of the notice period, or in case the Company makes use to article 13, section 2 in this agreement.

        The Employee may not in the same period assist any business or enterprise as a consultant, whether paid not unpaid, which can endanger or impair the interests of the Company.

        If the employment agreement is terminated by the Company, and the competition clause is made applicable, the Company shall pay the Employee each month his salary at the time of his resignation as severance pay during the period the competition clause applies. This severance pay shall be completely co-coordinated with other income the employee receives during this period, included income earned by any company or entity in which the Employee has dominating influence.

        If the Employee is discharged due to breach of this Employment Contract, the above competition clause shall apply, but the Employee shall not be entitled to any severance pay or compensation.

13.  Termination of the Contract

        The Contract may be terminated by both parties with 6 months prior notice, starting from the end of the calendar month.

        In the notice period the Company can at any time decide that the Employee must retire from employment. In this case the salary will be paid as normal in the notice period.

        If the contract is terminated by the Company, the Employee is entitled to a severance pay of 15 months salary, paid each month on the Company's pay day, from the expiration of the notice period. The severance pay shall be co-coordinated with other income the Employee receives in the period, included income earned by any company or entity in which the Employee has dominating influence. Furthermore, if the contract is terminated by the Company, the Employee is entitled to receive full pension rights at the age of 62 equivalent to those he would have received if he had had the employment with the company until the age of 62 years, ref. item 7 above and the enclosed pension agreement.

        On leaving his employment, the Employee is under duty to return any and all material which is the property of the Company which may have come into the Employee's possession in the course of his employment.

14.  Bonus and share incentive scheme

        The Employee is entitled to bonus and participation in a share incentive scheme according to separate agreements.

15.  Other

        The Company reimburses representation expenses on delivery of receipts.

        The content of this agreement is to be treated confidential.

16.  Governing Law and Jurisdiction

        This contract is governed by Norwegian Law and under the exclusive jurisdiction of Norwegian Courts. Dispute shall be settled arbitration in the Act No 6 of 13 August 1915, chapter 32, cf. Act No 4 of 4 February 1977, § 61 D.

17.  Accompanying Documents

  Pension agreement.
  Bonus agreement.
  Share incentive agreement.

***

        The Agreement is prepared in two -2—originals, whereof each party keeps one.

Oslo,

Peter Darpö		Findexa Group AS

Pension agreement
between
Peter Darpö
(in the following called the insured)
and
 Telenor AS
(in the following called the employer)

0.    Introduction and definitions

        The purpose of this agreement is to adjust the right of the insured to supplementary pension beyond the conditions of ordinary occupational pension scheme, or benefits to the surviving relatives.

        Where appropriate, the company's occupational pension scheme according to the tax principles will be referred to. The conditions for the occupational pension scheme prevail to the extent to which they are relevant. It is the prevailing occupational pension scheme that will be the basis. This scheme can however be changed in relation to the scheme that is prevailing at the time of validity according to this agreement.

        G means the relevant basic amount in the Norwegian National Insurance.

        The basis for the pension is the agreed upon annual wages of the insured, and is in the following called wages. Car allowance, car wages, bonus, other variable or temporary increments are not included in the annual wages.

        Spouse pension means pension to the surviving spouse or registered partner of the insured.

        Child's pension means pension to the provided for child that the insured leaves behind and who is under 21 years old.

1.    Pension benefits

        This pension agreement includes the following benefits:

  •
  Early retirement pension from 62 to 67 years old.

  •
  Supplementary retirement pension after 67 years old.

  •
  Spouse pension at death of wages beyond 12G.

  •
  Child pension at death of wages beyond 12G.

  •
  Disability pension at complete or partial disability of wages beyond 12G.

2.    Early retirement pension

        The early retirement pension agreement includes the following:

        Retirement age is 62.

        The insured has the right to early retirement pension from 62 to ordinary retirement at 67 of 66% of wages. This is without earnings requirements. The pension is paid from the day the insured is early retired and wages are terminated.

        The insured maintains the membership in the occupational pension scheme of the company according to the tax principles and the employer pays the premium as if the insured had continued working until 67.

        The wages that are the basis of the benefits after the occupational pension and the supplementary pension according to this agreement from 67 will be adjusted every year from 62 to 67 in accordance with the development in G.

        If the insured dies, the payment of the early retirement pension will cease at the end of the month of death.

3.    Retirement pension from 67:

        Between 67 and the time of death supplementary retirement pension of 66% of wages beyond 12G will be paid. The pension benefit will cease at the end of the month of death.

4.    Spouse pension

        If the insured dies, the surviving spouse has the right to a pension of 55% of the supplementary retirement pension after 67.

        The spouse pension will, according to this agreement, be paid from the time the wages/pension cease according to this agreement and as long as the spouse is alive. The pension payment ceases at the end of the month of death of the spouse.

5.    Child's pension

        Child's pension is paid to the provided for child under 21, and constitutes 40% of the supplementary retirement pension after 67 for the first child. For the remaining children under 21 the child pension constitutes 20% of the supplementary retirement pension. The pension is equally divided between the children.

6.    Disability pension

        At 100% occupational disability the insured will receive disability pension equivalent to the supplementary retirement pension after 67. At partial disability the payment will be proportionally reduced.

7.    Earnings / Reduction of claim

        Full period of earnings is 20 years in a position that gives the right to supplementary pension. Peter Darpõ will be credited 7 additional years of earnings, so that the total period of earnings will be 20 years at 62.

        The pensions are reduced by 1/20 for every missing year of total years calculated from 1 Jan 1995 to 11 March 2008. The period of earnings is rounded to whole years.

8.    Retirement

        If the insured retires from his position before 62 he has the right to an earned pension that constitutes the relationship between the numbers of years calculated from 1 Jan 1995 to the date of the retirement and full period of earnings (20 years), but a minimum of 3 years of earnings. In addition, the 7 years that are credited (see 7.)

9.    Payment of pension

        The pension benefits according to this agreement are paid on a monthly basis.

        If the payment that has been made is too high the insured will be imposed to pay back the excess amount.

10.  Financing

        Pension benefits as specified in this agreement are funded in accordance with the decision of the employer through a building up of funds in a supplementary pension scheme, or will be paid over the operations.

11.  Adjustment of the pension

        All pension payments are adjusted at the same time every year and with the same percentage as for the retired in the occupational pension scheme of the group.

12.  Period of validity

        This agreement prevails from the time both parties has signed the agreement.

Oslo, 20 January 2000
For Telenor AS
Peter Darpõ		Peter Pay

BONUS PLAN FOR PETER DARPÖ 2002

TARGET BONUS	OBJECTIVE
1). 1,5 month's salary	EBITDA MNOK 600, (Group)
2). 1,5 month's salary	Starting at revenue MNOK 2078 (Group) = 0 increasing linearly to 1,5 month's salary at revenue MNOK 2188
3). 0,9 month's salary	EBITDA MNOK 632 (Norway)
4). 0,3 month's salary	EBITDA MNOK (27) (International
5). 0,5 month's salary	Conduct an evaluation of Findexa's organisation and implement changes in order to strengthen the organisation
6). 0,5 month's salary	Ensure that a strategy plan is developed that creates value above the current bank plan and that measures are taken to protect profits and revenue against competition from Eniro and others in Norway
7). 0,4 month's salary	Implement an equity program, stock option program and stock purchase program and communicate these programs in such a way that it creates motivation and key personell retention
8).0,4 month's salary	Identify and implement strategic and operational initiatives in the Norwegian and international businesses that create value beyond the bank plan
MAXIMUM BONUS	OBJECTIVE
9). 3 months' salary	Starting at EBITDA MNOK 600 (Group) = 0 increasing linearly to 3 months' salary at EBITDA MNOK 730
10).3 months' salary	Starting at revenue MNOK 2188 (Group) increasing linearly to 3 months' salary at revenue MNOK 2438

GENERAL RULES FOR BONUS 2002

        1). The bonus period is the financial year of Findexa

        2). Achievement of EBITDA budget for Group a condition in order to get bonus on Group revenue

        4). Achievement of EBITDA budget for Norwegian operations a condition in order to get any maximum bonus

        5). Bonus payment assumes employment in position for the full financial year.

        Oslo    /    2002

Peter Darpö	For Findexa Cornel Riklin

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  Exhibit 4.5
EMPLOYMENT AGREEMENT